NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

As at and for the three and nine month

periods ended September 30, 2014

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian dollars)

		September 30,	December 31,
		2014	2013
Assets

Current assets
Cash and cash equivalents		$ 847,876	$ 3,319,627
Short-term investments		5,755,809	2,449,450
Restricted cash [note 3]		-	53,921
Accounts receivable		214,873	295,879
Work-in-progress		-	299,842
Prepaid expenses and deposits		191,272	158,456
		7,009,830	6,577,175
Long term assets
Property and equipment [note 4]		220,380	262,818

		$ 7,230,210	$ 6,839,993

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities [note 5]		$ 695,390	$ 939,355
Deferred revenue		-	2,781,101
Fair value of US$ Warrants [note 12]		-	1,238,000
		695,390	4,958,456
Long term liabilities
Asset retirement obligation [note 6]		63,828	64,560

		759,218	5,023,016
Future operations [note 1]
Commitments and contingencies [note 15]

Shareholders' equity
Common shares [note 7]: - authorized unlimited
Issued: 44,813,843 (2013 - 42,418,326) common shares		65,660,350	61,340,321
Preferred shares [note 8]: - authorized unlimited
Issued: 8,000,000 (2013 - 8,000,000) Preferred shares		232,600	232,600
Contributed capital		6,254,795	5,889,914
Deficit		(66,387,688)	(66,356,793)
Accumulated other comprehensive income		710,935	710,935

		6,470,992	1,816,977

		$ 7,230,210	$ 6,839,993

Signed "George Liszicasz"	Signed "John Agee"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2014	2013	2014	2013
Revenue

Survey revenue [note 16]	-	$ -	3,913,367	$ 2,684,095

Expense

Survey costs	54,472	8,626	398,297	1,550,874
General and administrative	1,098,218	1,097,817	3,093,685	3,029,904
Stock based compensation expense [note 10]	191,000	122,000	472,000	309,000
Amortization of property and equipment	15,157	18,967	45,470	61,709

	1,358,847	1,247,410	4,009,452	4,951,487

Other expense (income)

Interest (income), net	(19,195)	(7,965)	(35,235)	(18,005)
Foreign exchange (gain) loss	(26,580)	16,398	(123,182)	(133,399)
Increase in fair value of US$ Warrants [note 12]	-	1,243,000	42,800	1,103,000
Other expense	17,095	23,322	50,427	89,838

	(28,680)	1,274,755	(65,190)	1,041,434

Loss before income taxes	(1,330,167)	(2,522,165)	(30,895)	(3,308,826)
Income tax expense [note 13]	-	-	-	399,546

Loss and comprehensive loss	$ (1,330,167)	$ (2,522,165)	$ (30,895)	$ (3,708,372)

Loss per share [note 9]
Basic	$ (0.03)	$ (0.06)	$ (0.00)	$ (0.09)
Diluted	$ (0.03)	$ (0.06)	$ (0.00)	$ (0.09)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2014	2013	2014	2013
Cash provided by (used in):

Operating activities

Comprehensive loss for the period	$ (1,330,167)	$ (2,522,165)	$ (30,895)	$ (3,708,372)
Items not affecting cash:
Stock-based compensation expense	191,000	122,000	472,000	309,000
Amortization of property and equipment	15,157	18,967	45,470	61,709
Increase in fair value of US$ Warrants	-	1,243,000	42,800	1,103,000
Accretion of asset retirement obligation	800	1,000	800	2,960
Asset retirement obligations paid	-	-	(1,532)	(1,213)

	206,957	1,384,967	559,538	1,475,456
	(1,123,210)	(1,137,198)	528,643	(2,232,916)
Change in non-cash working capital balances [note 14]	112,296	40,048	(2,677,034)	(94,828)

Net cash (used in) operating activities	(1,010,914)	(1,097,150)	(2,148,391)	(2,327,744)

Financing activities

Proceeds from exercise of US$ Warrants	-	-	2,735,995	-
Proceeds from exercise of stock options	51,000	5,734	196,115	5,734

Net cash generated by financing activities	51,000	5,734	2,932,110	5,734

Investing activities

Purchase of property and equipment	-	-	(3,032)	(20,463)
Decrease (increase) in short-term investments	74,614	393,829	(3,306,359)	(2,816,179)
Decrease in restricted cash	54,094	281,500	53,921	381,136

Net cash generated by (used in) investing activities	128,708	675,329	(3,255,470)	(2,455,506)

Net cash (outflow)	(831,206)	(416,087)	(2,471,751)	(4,777,516)
Cash and cash equivalents, beginning of the period	1,679,082	691,165	3,319,627	5,052,594

Cash and cash equivalents, end of the period	$ 847,876	$ 275,078	$ 847,876	$ 275,078

Supplemental information

Cash interest paid (received), net	(22,010)	(5,183)	(40,559)	(8,083)
Cash taxes paid	$ -	$ -	$ -	$ 399,546

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - Expressed in Canadian dollars)

	For the nine months
	ended September 30,

	2014	2013
Common Shares

Balance at beginning of the period	61,340,321	56,623,686
Issued upon exercise of US$ Warrants [note 11]	2,735,995	-
Issued upon exercise of stock options	196,115	5,734
Transfer from contributed capital upon exercise of stock options	107,119	-
Transfer from fair value of US$ Warrants
upon exercise of Warrants [note 12]	1,280,800	-
Issued on conversion of preferred shares [notes 7 and 8]	-	3,256,400

Balance at end of the period	65,660,350	59,885,820

Preferred Shares

Balance at beginning of the period	232,600	3,489,000
Conversion of preferred shares to common shares [notes 7 and 8]	-	(3,256,400)

Balance at end of the period	232,600	232,600

Contributed Capital

Balance at beginning of the period	5,889,914	5,406,193
Recognition of stock based compensation expense	472,000	309,000
Contributed capital transferred to common shares
pursuant to exercise of stock options	(107,119)	-

Balance at end of the period	6,254,795	5,715,193

Deficit

Balance at beginning of the period	(66,356,793)	(61,015,232)
Net loss and comprehensive loss for the period	(30,895)	(3,708,372)

Balance at end of the period	(66,387,688)	(64,723,604)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$ 6,470,992	$ 1,820,944

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 1

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

1. History and Future Operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas industry to help aid in identifying areas with hydrocarbon reservoir potential. Specific rights to this technology were acquired from NXT's current Chief Executive Officer and President (the "CEO") under a technology transfer agreement (the "TTA") which has a term to December 31, 2015. The TTA requires the completion of various conditions, including conversion by NXT of an original total of 10,000,000 convertible preferred shares which were issued (see note 8), in order to retain the SFD® technology at the end of the term.

Prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the Company had accumulated a deficit of approximately $47.6 million in conducting these activities.

In 2006 SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on companies operating in the western Canadian sedimentary basin. Subsequently, in 2008, NXT commenced to focus its sales activities towards international and frontier exploration markets.

The generation of positive cash flow from operations will depend largely on NXT’s ability to demonstrate the value of the SFD® survey system to a much wider client base. NXT recognizes that its' financial position is currently dependent upon a limited number of client projects, on obtaining additional financing when needed, and attracting future clients.

These consolidated financial statements have been prepared on a "going concern" basis in accordance with generally accepted accounting principles of the United States of America ("US GAAP").  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption, primarily due to current uncertainty about the timing and magnitude of future SFD® survey revenues. NXT recognizes that it has limited ability to support operations for the foreseeable future beyond the next 12 months without generating sufficient new revenue sources or securing additional financing if required.

NXT has realized significant revenue growth and improvement in its financial position since 2011, and continues to work to expand operations in order to generate positive net income and cash flow from operations in future years with its existing business model. However, the occurrence and timing of this outcome cannot be predicted with certainty. NXT's ability to continue as a going concern will also depend on its ability to further develop, and ultimately retain the SFD® technology that was acquired under the TTA.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash flow from operations as required in future years in order to continue as a going concern.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 2

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

 2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2013.

These interim financial statements should be read in conjunction with the 2013 annual audited consolidated financial statements as certain disclosure normally required for annual financial statements has been condensed or omitted herein.

Future Accounting Policy Changes

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2017, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

3. Restricted cash

Restricted cash consists of US dollar money market securities which have been deposited by NXT with financial institutions as security in order for these institutions to issue bank letters of credit for the benefit of NXT’s clients. These letters of credit are related to contractual performance requirements on certain SFD® survey contracts.

4. Property and equipment

	September 30,	December 31,
	2014	2013
Survey equipment	$ 626,286	$ 626,286
Furniture and other equipment	528,420	528,420
Computers and software	1,100,593	1,097,560
Leasehold improvements	382,157	382,157
	2,637,456	2,634,423
Accumulated amortization and impairment	(2,417,076)	(2,371,605)
	220,380	262,818

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 3

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

 5. Accounts payable and accrued liabilities

	September 30,	December 31,
	2014	2013
Accrued liabilities related to:
Consultants and professional fees	$ 134,000	$ 105,000
Board of Directors' fees	47,500	-
Wages and bonuses payable	8,250	9,331
Vacation pay	103,382	106,500
	293,132	220,831
Trade payables, payroll withholdings and other	402,258	718,524
	695,390	939,355

6. Asset retirement obligation

Asset retirement obligations ("ARO") relate to oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company's obligation relates to its interests in 8 gross (1.1 net) wells that were drilled in the years 2000 through 2004. ARO have an estimated future liability of approximately $66,000 and is based on estimates of the future timing and costs to remediate, reclaim and abandon the wells within the next three years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

	September 30,	December 31,
	2014	2013
Asset retirement obligation, beginning of the period	$ 64,560	$ 61,813
Accretion expense	800	3,860
Costs incurred	(1,532)	(1,213)
Asset retirement obligation, end of the period	63,828	64,560

7. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine month periods ended
	September 30, 2014		September 30, 2013
	# of shares	$ amount	# of shares	$ amount
As at beginning of the period	42,418,326	$ 61,340,321	39,554,959	$ 56,623,686
Shares issued during the period:
Exercise of stock options	337,665	196,115	-	-
Exercise of US$ Warrants (note 11)	2,057,852	2,735,995	-	-
Conversion of preferred shares (i)	-	-	2,000,000	3,256,400
Transfer from contributed surplus upon
exercise of stock options	-	107,119	6,667	5,734
Transfer from fair value of
US$ Warrants upon exercise (note 12)	-	1,280,800	-	-
As at the end of the period	44,813,843	65,660,350	41,561,626	59,885,820

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 4

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

(i)	NXT also has outstanding a total of 8,000,000 preferred shares (see note 8) which are convertible on a 1 for 1 basis into an additional maximum of 8,000,000 common shares by December 31, 2015. An initial total of 2,000,000 of these preferred shares were converted into 2,000,000 common shares of the Company effective May 22, 2013.

8. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

In 2005, the Company issued 10,000,000 series 1 preferred shares (the "Preferred Shares") to its CEO pursuant to the execution of the Technology Transfer Agreement (see note 1) in exchange for the rights to utilize the SFD® technology for hydrocarbon exploration.

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT.

The number of preferred shares outstanding is as follows:

	For the nine month periods ended
	September 30, 2014		September 30, 2013
	# of shares	$ amount	# of shares	$ amount
As at beginning of the period	8,000,000	$ 232,600	10,000,000	$ 3,489,000
Conversion of preferred shares in 2013	-	-	(2,000,000)	(3,256,400)
As at end of the period	8,000,000	232,600	8,000,000	232,600

These Preferred Shares are non-voting, and are convertible into up to 8,000,000 NXT common shares (on a 1 for 1 basis) under the following terms:

•	2,000,000 of the Preferred Shares became convertible into common shares upon issue. Effective May 22, 2013, these 2,000,000 Preferred Shares were converted into 2,000,000 common shares.
•	the remaining 8,000,000 Preferred Shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015 (the “Maturity Date”).
•	an additional bonus of 1,000,000 common shares are issuable in the event that cumulative revenues exceed US $500 million.
•	cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US dollars, and calculated in accordance with generally accepted accounting principles.
•	in the event that the final cumulative revenue threshold of US $500 million is not achieved by the December 31, 2015 Maturity Date, NXT has the option to either redeem any remaining unconverted Preferred Shares for a price of $0.001 per share and forfeit its rights to the SFD® technology, or elect to retain the ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 5

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

•	In the event of a change of control or other transaction involving a re-arrangement of the business of NXT prior to the Maturity Date, the number of outstanding Preferred Shares which can be converted will be dependent on the transaction value payable (“TVP”) per outstanding NXT common share as follows:

20% if TVP is less than $5 per common share

60% if TVP is between $5 and $10 per common share

100% if TVP exceeds $10 per common share

As at September 30, 2014, the Company had generated cumulative revenue of approximately US $29.5 million (December 31, 2013 - US $25.8 million) that is eligible to be applied to the above noted conversion thresholds.

The Preferred Shares were originally recorded at their estimated fair value as at December 31, 2005, with the total substantially assigned to the 2,000,000 Preferred Shares portion which was immediately convertible. The remaining Preferred Shares were assigned a nominal value in 2005, reflecting the uncertainty that the required revenue objectives would be achieved to allow conversion into common shares, as follows:

	# of Preferred
	Shares	$ value
convertible upon issue effective December 31, 2005	2,000,000	$ 3,256,400
conditionally convertible on or before December 31, 2015	8,000,000	232,600
	10,000,000	3,489,000

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him upon future conversion of the Preferred shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015.

A total of 795,000 of these Rights were granted to certain of NXT’s current directors, officers, employees and advisors, and are supplemental to existing incentives which have been granted under NXT’s stock option plan (see note 10). The grant date fair value of these Rights was estimated as $483,000 (which will be recognized over the remaining term to expiry of the Rights) calculated using the Black-Scholes valuation model, based on the following assumptions:

Expected dividends paid per common share	Nil
Expected life in years	1.9
Expected volatility in the price of common shares	62%
Risk free interest rate	1.0%
Weighted average fair value per Right at grant date	$ 0.60

In connection with the Rights, NXT recognized $174,000 as a component of stock based compensation expense for the nine month period ended September 30, 2014 (see note 10).

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 6

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

9. Income (loss) per share

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2014	2013	2014	2013
Comprehensive loss for the period	$ (1,330,167)	$ (2,522,165)	$ (30,895)	$ (3,708,372)

Weighted average number of shares outstanding:
Common shares issued	44,791,887	41,556,336	44,214,444	40,515,130
Convertible Preferred shares (i)	-	-	-	1,040,293
Basic	44,791,887	41,556,336	44,214,444	41,555,423
Additional shares related to assumed
exercise of stock options and US$ Warrants
under the treasury stock method (ii)	-	-	-	-
Convertible preferred shares (ii)	-	-	-	-
Diluted	44,791,887	41,556,336	44,214,444	41,555,423

Net loss per share – Basic	$ (0.03)	$ (0.06)	$ (0.00)	$ (0.09)
Net loss per share – Diluted	$ (0.03)	$ (0.06)	$ (0.00)	$ (0.09)

(i)	A total of 2,000,000 of the Preferred Shares (see note 8) are included in the above noted basic income (loss) per share calculation for the nine month period ended September 30, 2013, as the criteria for them to convert to common shares had been met up to their formal conversion in May 2013. The remaining 8,000,000 Preferred Shares are contingently issuable, and are included in the diluted number of shares outstanding if applicable.
(ii)	In periods in which a loss results, all outstanding stock options, common share purchase Warrants and the 8,000,000 Preferred Shares are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

10. Stock options

The following is a summary of stock options which are outstanding as at September 30, 2014:

			average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.45	74,600	74,600	1.0
$ 0.63	220,000	220,000	0.2
$ 0.75	360,000	239,998	2.8
$ 0.76	303,335	101,111	3.3
$ 0.86	707,500	454,162	2.9
$ 1.16	411,000	411,000	1.8
$ 1.20	300,000	300,000	2.9
$ 1.39	55,000	55,000	4.8
$ 1.55	40,000	-	4.4
$ 1.61	25,000	-	4.4
$ 1.83	65,000	65,000	4.2
$ 0.94	2,561,435	1,920,871	2.6

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 7

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2013 is as follows:

	For the nine months		For the year ended
	ended September 30, 2014		December 31, 2013
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, beginning of the period	2,888,100	$ 0.88	2,890,600	$ 0.86
Granted	120,000	$ 1.49	542,500	$ 0.91
Exercised	(337,665)	$ 0.58	(16,667)	$ 0.79
Forfeited	(59,000)	$ 1.31	(423,333)	$ 0.79
Expired	(50,000)	$ 0.63	(105,000)	$ 0.75
Options outstanding, end of the period	2,561,435	$ 0.94	2,888,100	$ 0.88
Options exercisable, end of the period	1,920,871	$ 0.96	1,733,930	$ 0.90

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the nine months ended September 30,
	2014	2013
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	116%	75%
Risk free interest rate	1.6%	1.0%
Weighted average fair market value per share at grant date	$ 1.21	$ 0.46
Intrinsic (or "in-the-money") value per share of options exercised	$ 0.96	$ 0.46

SBCE consists of the following amounts:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2014	2013	2014	2013
SBCE recognized related to:
Stock options	$ 129,000	$ 122,000	$ 298,000	$ 309,000
Rights (see note 8)	62,000	-	174,000	-
Total SBCE	191,000	122,000	472,000	309,000

As of September 30, 2014 there was $280,000 ($475,000 as at December 31, 2013) of unamortized SBCE related to non-vested stock options. This amount will be recognized in future expense over the remaining vesting periods of the underlying stock options.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 8

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

11. Warrants to purchase common shares

The following is a continuity of the previously outstanding common share purchase warrants which had an exercise price of US $1.20 per share, and expiry dates ranging from March 7 to May 4, 2014:

		exercise
	# of US$	proceeds
	Warrants	received
Issued in 2012 private placement financings (see (i))	4,502,821	-
Warrants exercised in 2013	(846,700)	$ 1,064,222
Outstanding as at December 31, 2013	3,656,121	1,064,222
Activity in 2014:
Warrants exercised	(2,057,852)	2,735,995
Warrants expired	(1,598,269)	-
Outstanding as at September 30, 2014	-	$ 3,800,217

(i)	In 2012, NXT conducted private placement financings (the "2012 Financings", for proceeds of $3,183,132) which consisted of units issued at a price of US $0.75 (the "Units"). Each Unit consisted of one NXT common share and one warrant (the "Warrants") to purchase an additional NXT common share at a price of US $1.20 for a term of two years from the date of issue. Including 244,816 finder’s warrants issued, a total of 4,502,821 Warrants were issued in the 2012 Financings.
(ii)	The estimated fair value of the US$ Warrants that were issued in the 2012 Financings was $409,143 (see also note 12(2)).

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short term investments, restricted cash, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of holding US and Colombian denominated financial instruments.

2) Derivative financial instruments:

As at September 30, 2014, no US$ Warrants remain outstanding. As the exercise price of the US$ Warrants that were issued in 2012 (see note 11) was in US dollars, which is a currency other than the functional currency of NXT, the Warrants were considered to have an embedded derivative and were required to be recorded at fair value each reporting period. The amount recorded for this instrument, which was included with current liabilities, was adjusted to fair value at each period end over the life of the Warrants, with the changes in fair value reflected in earnings.

Financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis was the US$ Warrants. NXT classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data. The valuation model was based on the Black-Scholes inputs noted below, as well as a discount to reflect the potential dilution impact upon exercise of the Warrants and NXT's low stock market liquidity.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 9

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

A continuity of the fair value of the US$ Warrants that were issued in the 2012 Financings is as follows:

	Nine months	Year ended
	ended September 30,	December 31,
	2014	2013
Fair value of US$ Warrants, beginning of the period	$ 1,238,000	$ 241,000
Transfer to common shares upon exercise of US$ Warrants	(1,280,800)	(374,500)
Increase in fair value during the period	42,800	1,371,500
Fair value of US$ Warrants, end of the period	-	1,238,000

The outstanding US$ Warrants were re-valued at each period end using the Black-Scholes valuation model utilizing the following weighted average assumptions:

	As at the nine month period
	ended September 30
	2014	2013
Expected dividends paid per common share	n/a	Nil
Expected life in years	n/a	0.5
Expected volatility in the price of common shares	n/a	59%
Risk free interest rate	n/a	1.0%

13. Income tax expense

NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Payments made to NXT for services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain circumstances. For the three and nine month periods ended September 30, 2014, NXT recorded foreign withholding taxes of $nil (2013 - $nil and $399,546 respectively) on a portion of its revenues that were generated on international projects.  Although such foreign taxes incurred can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 10

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

14. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2014	2013	2014	2013
Accounts receivable	(15,347)	(29,097)	81,006	187,012
Work-in-progress	-	-	299,842	976,463
Prepaid expenses	47,490	68,383	(32,816)	24,821
Accounts payable and accrued liabilities	80,153	762	(243,965)	(966,021)
Deferred revenue	-	-	(2,781,101)	(317,103)
	112,296	40,048	(2,677,034)	(94,828)

Portion attributable to:
Operating activities	112,296	40,048	(2,677,034)	(94,828)
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	112,296	40,048	(2,677,034)	(94,828)

15. Commitments and contingencies

NXT has an operating lease commitment on its existing Calgary office space for a term through July 31, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs). NXT has also committed to an operating lease on new office premises for a 10 year term commencing in 2015 at an initial estimated minimum monthly lease payment of $42,368 (including operating costs).

The total estimated future minimum annual commitment for these two leases is as follows:

For the year	Existing	New
ending December 31	premises	premises	Total
2014	$ 85,713	$ -	$ 85,713
2015	199,996	127,103	327,099
2016	-	508,410	508,410
2017	-	508,410	508,410
2018	-	508,410	508,410
Thereafter, 2019 through 2025	-	3,488,258	3,488,258
	285,709	5,140,591	5,426,300

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement to utilize a minimum annual volume of aircraft charter hours. The remaining aircraft charterhire commitment to be met for 2014 is $306,450.

16. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and has a one person administrative office in Colombia. NXT has no long term assets outside of Canada. Revenues were derived by geographic area as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 11

 As at and for the three and nine month periods ended September 30, 2014

(Unaudited - expressed in Canadian dollars unless otherwise stated)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2014	2013	2014	2013
North America (United States)	-	-	$ 3,913,367	$ -
Asia (Pakistan)	-	-	-	2,659,292
Central America (Belize)	-	-	-	24,803
	-	-	3,913,367	2,684,095

The Company’s revenues were derived almost entirely from a single client in each of the above noted periods.

17. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees incurred with this firm were as follows:

For the three months		For the nine months
ended September 30,		ended September 30,
2014	2013	2014	2013
$ 2,767	$ 7,583	$ 18,100	$ 17,083

Accounts payable and accrued liabilities includes a total of $2,906 ($29,274 as at December 31, 2013) payable to this law firm. In addition, accounts payable and accrued liabilities includes $39,027 ($31,045 as at December 31, 2013) related to re-imbursement of expenses owing to persons who are Officers of NXT.